                        Subsidiaries of Tech Laboratories

1. Tech Logistics, Inc.

2. Tech Labs Community Networks, Inc. (1)

3. Tech Labs Community Networks of the South East, Inc. (1)(2)

4. Tech Labs Connect Systems, Inc. (1)

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(1)      These subsidiaries are not conducting any operations or business.

(2) Tech Labs Community Networks, Inc. owns 80% of the outstanding shares and m3communications, Inc. owns the remaining 20%.


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